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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMR Corporation

(Name of Issuer)

Common Stock, $1 Par Value

(Title of Class of Securities)

001765106

(CUSIP Number)

Donald L. Braun
Hall Phoenix/Inwood, Ltd.
6801 Gaylord Parkway
Frisco, Texas 75034

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Hall Phoenix/Inwood, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,400,000[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,400,000[1]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,400,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.68%[2]

14.	Type of Reporting Person (See Instructions): PN

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

CUSIP No.

1.	Name of Reporting Person: Phoenix/Inwood Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,400,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,400,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.68%[2]

14.	Type of Reporting Person (See Instructions): CO

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

CUSIP No.

1.	Name of Reporting Person: Search Financial Services, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,400,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,400,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.68%[2]

14.	Type of Reporting Person (See Instructions): PN

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

CUSIP No.

1.	Name of Reporting Person: Hall Search GP, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,400,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,400,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.68%[2]

14.	Type of Reporting Person (See Instructions): OO

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

CUSIP No.

1.	Name of Reporting Person: Craig Hall		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,400,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,400,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑ [3]

13.	Percent of Class Represented by Amount in Row (11): 7.68%[2]

14.	Type of Reporting Person (See Instructions): IN

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager and sole member of Hall Search GP, LLC.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

[3]	Mr. Hall specifically disclaims ownership in the following shares: (i) 50,000 shares purchased on July 5, 2005 and held separately by Kathryn Hall, Mr. Hall’s wife, and (ii) 540 shares purchased on July 6, 2005 and held separately by Jennifer Cain, Mr. Hall’s step-daughter. Ms. Hall and Ms. Cain solely and independently posses the voting power and the investment power with respect to their respective shares, and Mr. Hall does not directly or indirectly hold or share those powers with respect to the shares held by Ms. Hall and Ms. Cain.

AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) relating to the Common Stock, $1.00 par value, of AMR Corporation, a Delaware corporation, amends and supplements Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 23, 2005. This Amendment No. 3 hereby amends and restates the information in the Amendment No. 2 to Schedule 13D in its entirety.

Item 1.	Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the Common Stock, $1.00 par value (the “Common Stock”), of AMR Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4333 Amon Carter Blvd., Fort Worth, Texas 76155.

Item 2.	Identity and Background

     1. Hall Phoenix/Inwood, Ltd.

     (a) (b) and (f) Hall Phoenix/Inwood, Ltd. is a Texas limited partnership. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The General Partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

     (c) The principal business of Hall Phoenix/Inwood, Ltd. is to invest in public and private investment opportunities.

     (d) and (e) To the best knowledge of Hall Phoenix/Inwood, Ltd., none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2. Phoenix/Inwood Corporation

     (a) (b) and (f) Phoenix/Inwood Corporation is a Texas corporation. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034.

     The names of the executive officers and directors of Phoenix/Inwood Corporation, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Donald L. Braun, President, Treasurer and Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	President of Hall Financial Group GP, Inc.

Mark Depker, Executive Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, Inc.

Larry E. Levey Executive Vice President, and Secretary	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, Inc.

Mike Jaynes Senior Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Senior Vice President of Hall Financial Group GP, Inc.

Mark LaCourse Senior Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Senior Vice President of Hall Financial Group GP, Inc.

Craig Hall Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Chairman of Hall Financial Group GP, Inc.

     (c) The principal business of Phoenix/Inwood Corporation is to serve as General Partner of affiliated entities.

     (d) and (e) To the best knowledge of Phoenix/Inwood Corporation, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3. Search Financial Services, LP

     (a) (b) and (f) Search Financial Services, LP is a Delaware limited partnership. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The sole General Partner of Search Financial Services, LP is Hall Search GP, LLC.

     (c) The principal business of Search Financial Services, LP is to provide asset management and financial management services to affiliated businesses.

     (d) and (e) To the best knowledge of Search Financial Services, LP, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     4. Hall Search GP, LLC

     (a) (b) and (f) Hall Search GP, LLC is a Delaware limited liability company. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The sole manager and sole member of Hall Search GP, LLC is Craig Hall.

     (c) The principal business of Hall Search GP, LLC is to serve as General Partner of Search Financial Services, LP.

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Donald L Braun, President, Treasurer and Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	President of Hall Financial Group GP, Inc.

Mark Depker, Executive Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, Inc.

Larry E. Levey Executive Vice President, and Secretary	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, Inc.

Janet Roznowski Vice President	32600 Five Mile Road Livonia, MI 48154	United States	Vice President of Hall Financial Group GP, Inc.

Keith Taylor Treasurer	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Controller of Hall Financial Group GP, Inc.

Craig Hall Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Chairman of Hall Financial Group GP, Inc.

     (d) and (e) To the best knowledge of Hall Search GP, LLC, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     5. Craig Hall

     (a) (b) and (f) Craig Hall is United States citizen whose business address is 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034.

     (c) Mr. Hall is principally employed as Chairman of Hall Financial Group GP, Inc.

     (d) and (e) To the best of Craig Hall’s knowledge, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 12,400,000 shares of Common Stock was $111,608,662.28. The source of funds for the purchases of Common Stock was the working capital of Hall Phoenix/Inwood, Ltd. Certain of the shares of Common Stock were purchased through margin accounts maintained with Wells Fargo Brokerage Services, LLC and Bear Stearns, which may extend margin credit to Hall Phoenix/Inwood, Ltd. or persons under its investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and its credit policies.

Item 4.	Purpose of Transaction.

     The purpose of the purchase of the Common Stock by Hall Phoenix/Inwood, Ltd. was to acquire the securities for investment purposes. Hall Phoenix/Inwood, Ltd., or any of the parties listed in Item 2, depending upon market conditions and other factors, in the future may acquire additional shares of Common Stock or dispose in the open market or in private transactions all or a portion of the Common Stock which Hall Phoenix/Inwood, Ltd., or any of the parties listed in Item 2, now owns or hereafter may acquire.

     Hall Phoenix/Inwood, Ltd. and the parties listed in Item 2 have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, changes in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities. However, at some time in the future, Hall Phoenix/Inwood, Ltd., or any of the parties listed in Item 2, may decide that it is desirable to engage in or participate in any of the aforementioned transactions or to seek to acquire the Issuer or seek to control or otherwise influence the management and policies of the Issuer or engage in any transactions having the same purpose or effect.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The following includes information regarding the interest in securities of the Issuer held by the reporting persons.

     1. Hall Phoenix/Inwood, Ltd.

(a)	Amount beneficially owned:		12,400,000[1]

(b)	Percentage of class:		7.68%[2]

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	12,400,000[1]

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or direct the disposition of:	12,400,000[1]

	(iv)	shared power to dispose or direct the disposition of:	0

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

     2. Phoenix/Inwood Corporation

(a)	Amount beneficially owned:		12,400,000[1]

(b)	Percentage of class:		7.68%[2]

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or direct the disposition of:	0

	(iv)	shared power to dispose or direct the disposition of:	12,400,000[1]

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

     3. Search Financial Services, LP

(a)	Amount beneficially owned:		12,400,000[1]

(b)	Percentage of class:		7.68%[2]

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	12,400,000

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or direct the disposition of:	12,400,000[1]

	(iv)	shared power to dispose or direct the disposition of:	0

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

     4. Hall Search GP, LLC

(a)	Amount beneficially owned:		12,400,000[1]

(b)	Percentage of class:		7.68%[2]

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	0

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or direct the disposition of:	0

	(iv)	shared power to dispose or direct the disposition of:	12,400,000[1]

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

     5. Craig Hall

(a)	Amount beneficially owned:	12,400,000[1]

(b)	Percentage of class:	7.68%[2]

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	0

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or direct the disposition of:	0

	(iv)	shared power to dispose or direct the disposition of:	12,400,000[1]

[1]	Represents shares held directly by Hall Phoenix/Inwood, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager and sole member of Hall Search GP, LLC.

[2]	Assumes a total of 161,390,494 shares outstanding based on the amount reported in AMR Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(c) Attached as Exhibit 7.1 is a schedule of transactions in Common Stock by Hall Phoenix/Inwood, Ltd., which is the only filer that directly holds Common Stock.

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the reporting persons.

Item 7.	Material to be Filed as Exhibits.

7.1	Schedule of transactions in Common Stock

7.2	Schedule 13D Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 8, 2005	HALL PHOENIX/INWOOD, LTD.

	By:	Phoenix/Inwood Corporation, its General Partner

		By:	/s/ Donald L. Braun

Donald L. Braun, President

PHOENIX/INWOOD CORPORATION

	By:	/s/ Donald L. Braun

Donald L. Braun, President

SEARCH FINANCIAL SERVICES, LP

	By:	Hall Search GP, LLC, its General Partner

		By:	/s/ Donald L. Braun

Donald L. Braun, President/Treasurer

HALL SEARCH GP, LLC

	By:	/s/ Donald L. Braun

Donald L. Braun, President/Treasurer

/s/ Craig Hall

CRAIG HALL

EXHIBIT INDEX

7.1*	Schedule of Transactions in Common Stock

7.2*	Schedule 13D Joint Filing Agreement

*	Filed herewith